UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32578

Primero Mining Corp.
(Exact name of registrant as specified in its charter)

9 Wellington Street West, TD South Tower Suite 2100, Toronto, ON, M5K 1H1, Canada
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                        X
Rule 12g-4(a)(2)                   ______
Rule 12h-3(b)(1)(i)               ______
Rule 12h-3(b)(1)(ii)              ______
Rule 15d-6                            ______

Approximate number of holders of record as of the certification or notice date:        1

Pursuant to the requirements of the Securities Exchange Act of 1934, Primero Mining Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 18, 2018	By:	/s/ Connie Lillico
Name: Connie Lillico
Title: Corporate Secretary